September 20, 2010

Attention: Kathleen Collins

Re: Patents Professionals

File No. 333-160031

Dear Ms. Collins

Thanks you for your letter dated September 15, 2010 and commenting on our S-1 filing. Please find below our answer to your comment.

Form S-1

We included the audit report of independent registered public accounting firm, Seale & Beers, pursuant to Rule 2.02 of Regulation S-X, dated June 25, 2010.

//Wagner Massao Yomoguita//

President & CEO

Patents Professional, Inc.

Phone (775) 321-8206